UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  9  )*
                                             ---

                              B.B. WALKER COMPANY
                           ------------------------
                               (Name of Issuer)


                  Common Stock, par value of $1.00 per share
                  ------------------------------------------
                        (Title of Class of Securities)


                                 931514 10 3
                                --------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [   ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                                  Page 1 of 5


CUSIP No. 931514 10 3                 13G                    Page 2 of 5 Pages
          -----------                                            ---  ---

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON

       James P. McDermott
       ###-##-####
------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                          (a) [   ]
                          (b) [   ]
------------------------------------------------------------------------------
 3. SEC USE ONLY


------------------------------------------------------------------------------
 4. CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------------------------------------------------------------
                 | 5. SOLE VOTING POWER
                 |
                 |    403,883 shares
                 |------------------------------------------------------------
    NUMBER OF    | 6. SHARED VOTING POWER
     SHARES      |
  BENEFICIALLY   |          6 shares
    OWNED BY     |------------------------------------------------------------
      EACH       | 7. SOLE DIPOSITIVE POWER
    REPORTING    |
     PERSON      |    403,883 shares
      WITH       |------------------------------------------------------------
                 | 8. SHARED DISPOSITIVE POWER
                 |
                 |          6 shares
------------------------------------------------------------------------------
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    403,889 shares
------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    23.4%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    IN
------------------------------------------------------------------------------
                    * SEE INSTRUCTION BEFORE FILLING OUT

                             Page 2 of 5 Pages

Item  1(a). Name of Issuer:

            B.B. Walker Company

Item  1(b). Address of Issuer's Principal Executive Offices:

            414 East Dixie Drive
            Asheboro, NC 27203


Item  2(a). Name of Person Filing:

            James P. McDermott

Item  2(b). Address of Principal Business Office or, if none, Residence

            414 East Dixie Drive
            Asheboro, NC 27203

Item  2(c). Citizenship:

            United States

Item  2(d). Title of Class of Securities:

            Common Stock, par value of $1.00 per share

Item  2(e). CUSIP Number

            931514 10 3


Item  3.    Type of Filing

            Not Applicable


Item  4.    Ownership
            If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

            (a)  Amount Beneficially Owned:

                 403,889 shares of which 25,414 shares are owned direct; of which 4,000 shares Mr. McDermott has the right to acquire pursuant to presently exercisable stock options granted to him by the Company; 6 shares are owned by spouse; 374,469 shares are owned by the Employee Stock Ownership Plan of B.B. Walker Company of which Mr. McDermott serves as sole trustee.




                                Page 3 of 5 Pages

            (b)  Percent of Class:

                    23.4%

            (c)  Number of shares as to which such person has:
                   (i) sole power to vote or to direct the vote

                       403,883 shares

                  (ii) shared power to vote or to direct the vote

                             6 shares

                 (iii) sole power to dispose or to direct the disposition of

                       403,883 shares

                  (iv) shared power to dispose or to direct the disposition of

                             6 shares


Item  5.    Ownership of Five Percent or Less of a Class

            Not Applicable


Item  6.    Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable


Item  7.    Identification and Classification of the Subsidiary Which Acquired
              the Security Being Reported on By the Parent Holding Company

            Not Applicable


Item  8.    Identification and Classification of Members of the Group

            Not Applicable


Item  9.    Notice of Dissolution of Group

            Not Applicable


Item 10.    Certification

            Not Applicable





                                Page 4 of 5 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          Date:  February 12, 1999
                                                 ----------------------------

                                     Signature:  JAMES P. MCDERMOTT
                                                 -----------------------------
                                                 James P. McDermott








































                                Page 5 of 5 Pages